DISH DBS CORPORATION
9601 South Meridian Boulevard

Englewood, CO 80112

July 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joyce Sweeney Kathleen Collins

Jeff Kauten

Larry Spirgel

Division of Corporation Finance

Re:	DISH DBS Corporation

Registration Statement on Form S-4

Filed June 15, 2021

Form 10-Q for the Quarterly Period Ended March 31, 2021

Filed May 4, 2021

File No. 333-3192

Ladies and Gentlemen:

DISH DBS Corporation (the “Company”) is submitting this letter in response to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 23, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on June 15, 2021 and the Form 10-Q for the Quarterly Period Ended March 31, 2021 filed with the Commission by the Company on May 4, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form 10-Q for the Quarterly Period Ended March 31, 2021

Financial Statements

Note 10. Financial Information for Subsidiary Guarantors, page 29

Securities and Exchange Commission

July 2, 2021

1.	Please describe for us how your disclosures comply with the non-financial disclosure requirements in Rule 13-01(a)(1) – (3) of Regulation S-X as it relates to your subsidiary guarantors and registered guaranteed securities. In addition, please file Exhibit 22 or explain why this exhibit is not required. Refer to Item 601(b)(22) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, after consideration of the non-financial disclosure requirements in Rule 13-01(a)(1)-(3) of Regulation S-X in the context of the Company’s particular facts and circumstances, including the availability of information to investors in the Company’s registered guaranteed securities in the Company’s public filings such as the Company’s 2020 Annual Report on Form 10-K, the Company determined that no additional disclosure was necessary, which the Company believes is consistent with Rule 13-01(a)’s requirement to provide such information “to the extent material.” However, in order to provide additional disclosure with respect to Rule 13-01(a)(1)-(3) in light of the Comment Letter, the Company undertakes to provide disclosure substantially similar to the following in future filings in which disclosure pursuant to Rules 3-10 and 13-01 of Regulation S-X is required:

Our senior notes are fully and unconditionally guaranteed, jointly and severally on a senior unsecured basis by certain of our wholly owned subsidiaries (the “Guarantors”).  The guarantee of a Guarantor will be deemed automatically discharged and released in accordance with the terms of the applicable indenture (i) in connection with any direct or indirect sale, conveyance or other disposition of all of the capital stock or all or substantially all of the assets of that Guarantor (including by way of merger or consolidation), if such sale or disposition is made in compliance with the applicable provisions of the indenture; (ii) if such Guarantor is dissolved or liquidated in accordance with the provisions of the indenture; (iii) if we designate any such Guarantor as an “Unrestricted Subsidiary” in compliance with the terms of the indenture; or (iv) with respect to a Guarantor which constitutes a Non-Core Asset (as such term is defined in the applicable indenture), upon the sale or other disposition of certain equity interests of such Guarantor, if such sale or disposition is made in compliance with the applicable provisions of the indenture.  There are no restrictions on our ability to obtain cash dividends or other distributions of funds from the Guarantors, except those imposed by applicable law.

The rights of holders of the senior notes against the Guarantors may be limited under the U.S. Bankruptcy Code or state fraudulent transfer or conveyance law. Under certain circumstances (including a finding that a Guarantor was insolvent at the time its guarantee of the senior notes was issued), a court could hold that the obligations of a Guarantor under a guarantee may be voided or are subordinate to other obligations of the Guarantor.  Each guarantee contains a provision intended to limit the Guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance or transfer under U.S. federal or state law.

The assets, liabilities and results of operations of the combined issuers and guarantors of the guaranteed security are not materially different than corresponding amounts presented in the condensed consolidated financial statements of the parent company. Therefore, summarized financial information on a condensed consolidating basis of the guarantor subsidiaries is not required.

Further, in response to the Staff’s comment, the Company respectfully advises the Staff that it has filed Exhibit 22 with the Registration Statement, and undertakes to file Exhibit 22 in future filings with respect to which such Exhibit is required pursuant to Item 601(b)(22) of Regulation S-K.

Securities and Exchange Commission

July 2, 2021

Additional Comment

During a call on June 23, 2021 with the Company’s Chief Accounting Officer, the Staff requested that the Company revise its reconciliations of each of its non-GAAP measurements to give greater prominence to the GAAP measurement to which the non-GAAP measurement is being reconciled.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the non-GAAP reconciliations on pages  11, 42, 47 and 52 of the Registration Statement to give greater prominence to the relevant GAAP measurement. In addition, the Company undertakes to present the reconciliations of its non-GAAP measurements in this format in its future filings.

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We hope that the foregoing has been responsive to the Staff’s comments. Please contact Brandon Ehrhart at (720) 514-5297 or brandon.ehrhart@dish.com should you require further information.

Very truly yours,

/s/ Paul Orban
Paul Orban Executive Vice President and Chief Financial Officer

cc:	Brandon Ehrhart
DISH DBS Corporation

Scott D. Miller
Sullivan & Cromwell LLP